July 29, 2008

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Par Pharmaceutical Companies, Inc. (the “Company”)

(Commission File No. 001-10827)

Form 10-K for the fiscal year ended December 31, 2007

filed on February 29, 2008

Dear Mr. Rosenberg and Ms. Hartz,

Reference is hereby made to the comment letter of Jim B. Rosenberg, Senior Assistant Chief Accountant of the staff (“the Staff”) of the Office of Health Care and Insurance of the Division of Corporation Finance, of the Securities and Exchange Commission (“the Commission”), dated June 30, 2008 (the “Comment Letter”).

We have reviewed the Staff’s comments and hereby respectfully request that the Staff review and consider the Company’s explanation and response to the Comment Letter contained herein.  The Staff’s comments contained in the Comment Letter are reproduced below in italics for ease of reference and all dollar amounts are in thousands.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations / Critical Accounting Policies and Significant Judgments and Estimates / Revenue, page 50.

1.

Please disclose the factors that contributed to the changes in your accounts receivable returns reserves recorded for prior period sales.  It appears that the change in your returns were material to the year ended December 31, 2006 and for returns and rebates and incentives programs reserves for the three months ended March 29, 2008.

Company’s Response:

The “(Provision) Reversal Recorded for Prior Period Sales” column reflects adjustments to previous estimates of reductions to revenue to account for changes in management’s estimates in the period where new facts and circumstances arose. As commonly experienced in the pharmaceutical industry, facts and circumstances may occur in periods subsequent to initial sale that require updates to management’s initial estimates of accounts receivable reserves.   The Company will enhance its disclosure beginning with the second quarter 2008 Form 10-Q filing by adding a description of the factors that contributed to the material items included in the “(Provision) Reversal Recorded for Prior Period Sales” column of the accounts receivable tables that appear in both the MD&A and the Notes to the Consolidated Financial Statements.

The factors that contributed to changes in accounts receivable reserves recorded for prior period sales are as follows:

Year ended December 31, 2006:

The changes in accounts receivable reserves recorded for prior period sales related to Returns were principally comprised of (a) specific return of products triggered by the loss of customers in 2006 based upon competitive pricing pressures and (b) the concession of a customer dispute related to invalid returns in 2006 that related to previous period sales.

Three months ended March 29, 2008:

The change in accounts receivable reserves recorded for prior period sales related to Rebates and Incentives programs was principally comprised of the finalization of contract negotiations with a certain customer that resulted in an update to our initial estimate of fourth quarter 2007 rebate reserves.

The changes in accounts receivable reserves recorded for prior period sales related to Returns were principally comprised of (a) the successful resolution in the quarter ended March 29, 2008 of a customer dispute over invalid customer deductions taken in prior periods and (b) an update to management’s prior period returns estimates relating to the loss of a customer for a certain generic product and for branded products based on new returns information that became available during the quarter ended March 29, 2008.

With the exception of the foregoing factors that contributed to changes in accounts receivable reserves recorded based on revised estimates related to previous period sales, there were no other factors that were deemed to be material individually or in the aggregate.

In response to the Staff’s comments, we will include additional disclosure as it relates to factors contributing to the material changes in accounts receivable reserves recorded for prior period sales for the six months ended June 28, 2008 in our Form 10-Q for the quarterly period ended June 28, 2008 to be filed on or about August 7, 2008 and have attached this proposed disclosure as Appendix A to this letter.  The draft of the proposed disclosure utilizes the March 29, 2008 table for example purposes and we will update the disclosure for our fiscal second quarter (changes to previously provided disclosures are marked to facilitate the Staff’s review).

We will provide additional disclosures as it relates to factors contributing to the material changes in accounts receivable reserves recorded for prior period sales for the year ended December 31, 2006 in our next Form 10-K filing and have attached this proposed disclosure as Appendix B to this letter (changes to previously provided disclosures are marked to facilitate the Staff’s review).

Additionally, we will provide disclosure in a substantially similar manner on material changes in our future quarterly reports on Form 10-Q as well as our Annual Report on Form 10-K.

2.

Part A: Please disclose what factors contributed to the large increase in the write off of your accounts receivable balance of $10 million during the second quarter of 2006.  Expand your disclosure to clarify why the write off of invalid customer deductions occurred in 2006 and why recognition in earlier periods was not required.  Discuss how this change in prior year estimates has impacted your current estimates.

Company’s Response:

As disclosed in the Company’s Annual Reports on Form 10-K for 2007 and 2006 (filed on February 29, 2008 and September 6, 2007, respectively) and in the Company’s Amended Annual Report on Form 10-K/A for

2005 (filed with the Commission on March 13, 2007), during the second quarter of 2006, the Company recorded approximately $10 million of invalid customer deductions that would not be pursued for collection and fully reserved for them in the second quarter of 2006.

As disclosed in the Company’s 2006 and 2007 Form 10-K filings, “The Company records estimated customer credits for chargebacks, rebates, product returns, cash discounts and other credits at the time of sale.  Customers often take deductions for these items from their payment of invoices.  The Company validates the customer deductions and for valid deductions a credit is issued.  For invalid deductions, the Company pursues collection from its customers.”

On July 5, 2006 the Company announced it would restate certain prior period results and ultimately restated its consolidated financial statements for each of the three years in the period ended December 31, 2005 and for the quarterly period ended April 1, 2006. As part of these restatements, the Company concluded that it had material weaknesses in its internal controls which, in part, contributed to the delay in assessing the validity of certain customer deductions which in turn delayed initiation of collection efforts on customer deductions that were deemed to be invalid.

Subsequent to the announcement of the restatement in July 2006 and through the time of its 2006 second quarter Form 10-Q filing in July 2007, the Company completed its analysis of customer deductions and related assessment efforts. Ultimately, the Company concluded that it would no longer pursue $10 million of invalid customer deductions that arose prior to 2006 due to the effort involved and the need to focus on current operations and collection efforts behind more current receivables, and its continuing remediation efforts concerning the material weakness in this area.  Also, during the completion of its analysis of customer deductions and related assessment efforts, nothing came to the Company’s attention that the $10 million of invalid customer deductions that arose prior to 2006 were uncollectible prior to its decision in 2007 to focus on current operations and collection efforts behind more current receivables.

 With respect to earlier recognition, the triggering event for the write-off was the Company’s decision to no longer pursue collection of these otherwise valid receivables and did not represent an error as defined in FASB Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, and FASB Statement No. 3.  The Company concluded that the change in facts was a Type I Subsequent event as defined in Paragraph 3 of AU Section 560, Subsequent Events, which states, in part:

Events that provide additional evidence with respect to conditions that existed at the date of the balance sheet and affect the estimates inherent in the process of preparing financial statements. All information that becomes available prior to the issuance of the financial statements should be used by management in its evaluation of the conditions on which the estimates were based. The financial statements should be adjusted for any changes in estimates resulting from the use of such evidence.

Paragraph 8 of AU Section 560 states further:

Subsequent events affecting the realization of assets such as receivables and inventories or the settlement of estimated liabilities ordinarily will require adjustment of the financial statements.

Based upon the foregoing facts and consideration of AU Section 560, the Company concluded that the $10 million write-off should be reflected in the first period for which financial statement were not previously filed with the Commission, which was the Form 10-Q for the six months ended June 30, 2006.

In response to the Staff’s comments, we will include additional disclosure as it relates to factors contributing to the $10 million write-off in our next Form 10-K and have attached this proposed disclosure as

Appendix C to this letter (changes to previously provided disclosures are marked to facilitate the Staff’s  review).

The Company evaluates invalid customer deductions and reserves where it believes ultimate collection is not likely.  Since the second quarter of 2006, the Company has improved its processes and controls in analyzing and pursuing collection efforts on customer deductions, including efforts to remediate the aforementioned material weakness, and as such, the situation leading to the $10 million change in prior year estimates has not significantly impacted the methodology surrounding our current estimates.

2.

Part B: Also discuss why your accounts receivable balance decreased from 13% to 8% as a percentage of gross sales from 2006 to 2007. Discuss any changes in payment process or payment terms.

The Company monitors net accounts Days Sales Outstanding – or DSO – and noted that DSO at December 31, 2007 and 2006 was consistent at 65 and 66 days, respectively.  There have not been any material changes in payment process or payment terms.

The Company notes that the figures cited in the Staff’s comment are based upon the relationship between year end accounts receivable and full year revenues, which does not take into account timing of revenues throughout the year.

Note 7 – Inventories, page F-23

3.

We note in your disclosure that you capitalize products in inventory prior to regulatory approval.  In addition, your results of operations disclosure on page 43 states that you recognized material inventory write-offs due to a delayed product launch.  Please provide the following information:

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Explain to us how this accounting policy complies with GAAP. Include specific references to any applicable authoritative literature that supports this treatment.

Company’s response

Industry Background

The Company is principally in the business of developing, manufacturing and distributing generic and branded drugs in the United States.  All pre-launch inventory on the balance sheet as of December 31, 2007 and March 29, 2008 pertains to the Company’s generic segment.  The Company has a significant track-record of successfully developing and marketing generic drugs in the U.S. marketplace under the provisions of the Hatch-Waxman amendments for submission of Abbreviated New Drug Applications (“ANDAs”).  An ANDA is a regulatory filing with the FDA that contains data which provides for the review and ultimate approval of a generic drug product. Once an ANDA is approved, we then may manufacture and market the generic drug product for sale in the United States.  A generic drug product is one that is comparable to an innovator drug product (branded drug) in dosage form, strength, route of administration, quality, performance characteristics and intended use.  Generic drug applications are termed "abbreviated" because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and effectiveness.

Instead, this process generally requires only bioavailability/bioequivalence data, patent certifications, as well as chemistry, manufacturing, labeling and stability data in order for a generic drug to be approved for sale.  Lead times on manufacturing pharmaceutical products may vary, but it is common business practice in the generic pharmaceutical industry to build batches/lots of product in a timely manner in order that the product can be shipped immediately once approval is obtained.

Company Policy: Pre-launch Inventory Capitalization

The Company capitalizes inventory costs associated with certain products prior to regulatory approval and product launch, based on management's judgment of reasonably certain future commercial use and net realizable value.  The determination to capitalize is made once the Company has filed an ANDA that has been acknowledged by the FDA for containing sufficient information to allow the FDA to conduct their review in an efficient and timely manner and management is reasonably certain that all regulatory and legal hurdles will be cleared.  There are three major components of an ANDA review process; bioequivalence, chemistry, and labeling.  Throughout the ANDA review process, the Company has frequent communication with the FDA for feedback and to respond to additional information requests.  The communication with the FDA during each iterative phase of obtaining feedback and supplying additional information requested (the “feedback loop”) is the basis upon which the Company makes its judgment as to the probability that all regulatory and legal hurdles for FDA approval will be cleared.  During this process, the Company also monitors other legal considerations, such as the filing of “citizen’s petitions” with the FDA, the filing of suits for patent infringement that automatically delay FDA approval of generic products, the conversion of brand prescription drugs that are facing potential generic competition to over-the-counter varieties, thereby significantly impeding the growth of the generic market, and other similar tactics.  At the point in time that management expects an approval in the near future, batches/lots of product are produced or acquired in order that the product can be shipped immediately once approval is obtained as is common business practice in the generic pharmaceutical industry.

The Company believes Statement of Financial Accounting Concepts No. 6 (“CON 6”) paragraph 26 is a reasonable basis for capitalization.  CON 6 paragraph 26 states that an asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others' access to it, and (c) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred.

In reference to essential characteristic (a) above, the Company capitalizes inventory costs associated with certain products prior to regulatory approval and product launch in an amount consistent with forecasted initial market demand for such product based on management’s judgment thereof, which in turn is based on an assessment of probability of future commercial use (based on its assessment from the feedback loop) and net realizable value.  For generic products there are typically few risks and uncertainties concerning market acceptance because the brand product has an established demand, and the lower priced generic product may be substituted for the referenced branded product.  Risks and uncertainties typically relate to the timing of anticipated FDA approval and related product launch rather than not receiving FDA approval or lack of market for the product once launched.  These risks and uncertainties are considered in management’s analysis referred to above related to reasonably certain commercial use and net realizable value.  In reference to essential characteristic (b) above, the Company’s ownership interest in the associated ANDA (or access to the associated ANDA through a contractual arrangement with a third party) evidences the Company’s ability to derive benefits from the sale of the associated generic product.  In reference to essential characteristic (c) above, the Company’s existing ownership interest in the associated ANDA and the high likelihood of regulatory approval for the generic product as evidenced by the existing brand product previously approved by the FDA and its assessment from the feedback loop on its own ANDA reasonably supports the Company’s position that the transaction or other event giving rise to the Company’s right to or control of the benefit associated with the generic product has already occurred.

Based upon the factors described above, including the Company’s judgment that regulatory approval and market acceptance are reasonably certain based on the nature of generic pharmaceutical industry, the Company believes that pre-launch inventory capitalized at each balance sheet date meets the essential characteristics of an asset as defined in CON6 paragraph 26.  Inventory write-offs associated with prelaunch inventory have historically occurred in relation to the timing of anticipated FDA approval and related product launch rather than not receiving FDA approval or lack of market for launched product.

•

Tell us how you apply the lower of cost or market accounting policy when it does not appear that there is a market in that, at the balance sheet date, the inventory is not saleable.

Company’s response

The Company develops a reasonable estimate of the market value of a generic product prior to approval by the FDA by reference to the volume of utilization and market price of the existing brand product.  Also if a generic product is already in the market, volume and general pricing levels would already be established. Other competitive factors in the generic pharmaceutical market that factor into the Company’s estimate of the market value of the generic product prior to approval by the FDA include: (i) anticipated introduction of other generic drug manufacturers’ products in direct competition with the Company’s product, and (ii) anticipated introduction of authorized generic product in direct competition with the Company’s product.  The first generic product to market is generally 30% to 50% lower than brand product pricing based on the Company’s experience.  The discount to the brand product pricing grows as competition enters the market.  In addition, the Company establishes reserves for its inventory to reflect situations in which the cost of the inventory is not expected to be recovered.  In evaluating inventory at the lower of cost or market, management considers such factors as the amount of inventory on hand, estimated time required to sell such inventory, remaining shelf life and current expected market conditions, including level of competition.

•

Tell us how the costs meet the definition of inventory in Statement 1 of Chapter 4 of ARB 43.

Company’s response

The Company believes its pre-launch inventory is tangible personal property that is held for sale in the ordinary course of business (finished goods or in the form of API that will later be converted into finished goods).  Based upon the factors described above, including the Company’s judgment that regulatory approval and market acceptance are reasonably certain based on its assessment from the feedback loop and the nature of generic products, the Company believes that pre-launch inventory capitalized at each balance sheet date meets the essential characteristics of an asset as defined in CON 6 paragraph 26.  The Company capitalizes costs associated with certain products prior to regulatory approval and product launch when it is reasonably certain that the pre-launch inventories will be saleable, based on management’s judgment of future commercial use  and net realizable value.

While the Company believes that the most pertinent accounting literature for pre-launch inventory is CON 6, we have provided our view on how the costs meet the definition of inventory under Statement 1 of Chapter 4 of ARB 43 as follows:

Statement 1 of Chapter 4, Inventory Pricing, of ARB 43 states, in part:

  The term inventory is used herein to designate the aggregate of those items of tangible personal property which (1) are held for sale in the ordinary course of business, (2) are in process of production for such sale, or (3) are to be currently consumed in the production of goods or services to be available for sale.

We believe the costs we incur and capitalize for inventory prior to launch meets the definition in ARB 43 as the inventory costs that we capitalize are for products where we believe it is reasonably certain that such products will be sold in the ordinary course of business and it is normal and customary to begin producing such inventory so that it would be available for immediate sale upon regulatory approval.

•

Tell us how the costs meet the definition of an asset in paragraph 26 of CON 6, specifically addressing the third criteria that states that the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.

Company’s response

Please refer to the discussion above with respect to the essential characteristics of an asset as defined by CON 6, and to reiterate the third criteria, the Company’s existing ownership interest in the associated ANDA and the high likelihood of regulatory approval for the generic product as evidenced by the existing brand product previously approved by the FDA and its assessment from the feedback loop on its own ANDA, reasonably supports the Company’s position that the transaction or other event giving rise to the Company’s right to or control of the benefit associated with the generic product has already occurred.

•

Tell us and disclose your accounting policy with respect to the point when inventory of unapproved products is capitalizable.

Company’s response

As discussed above, the determination to capitalize is generally made once the Company has filed an ANDA and is reasonably certain that the all regulatory and legal hurdles will be cleared.  The Company has historical experience and evidence that there are typically few risks and uncertainties concerning market acceptance of generic product based upon the fact that the brand product has an established demand, and the lower priced generic product may be substituted for the referenced branded product.  There is also the high likelihood of regulatory approval for the generic product as evidenced by the existing brand product previously approved by the FDA and the Company’s assessment from the feedback loop on its own ANDA.  The Company also has disclosed in prior Form 10-K and Form 10-Q filings the risks associated with pre-launch inventory and the amounts of pre-launch inventory capitalized at each balance sheet date.  Once the Company has determined to capitalize inventory for a generic product that is not yet approved, it monitors, on a quarterly basis, the status of the generic product within the regulatory approval process, the expiration date of the inventory and the Company’s current sales forecast for the generic product following launch.  The Company could be required to expense previously capitalized costs related to pre-approval or pre-launch inventory upon a change in the Company’s judgment of future commercial use and net realizable value, due to a denial or delay of approval by regulatory bodies, a delay in commercialization, product expiration dates, projected sales volume, estimated selling price or other potential factors.

The Company had included revised disclosure regarding pre-launch inventories in its Form 10-Q for the first quarter of 2008 that was filed on May 8, 2008.  In response to the Staff’s comments, we will enhance this disclosure of our accounting policy for capitalized inventory of unapproved products in future Form 10-K and Form 10-Q filings.  Please refer to Appendix E for changes to previously provided disclosures that are marked to facilitate the Staff’s review.  The Company will also update information included in its Notes to consolidated financial statements.  The proposed disclosures are attached as Appendix D (changes to previously provided disclosures are marked to facilitate the Staff’s review).

•

Disclose in Management’s Discussion and Analysis the amount and the shelf life of the products being capitalized as inventory prior to FDA approval or prior to removal of all contractual restrictions and why you believe you will be able to realize the inventory prior to the expiration of the shelf life.

Company’s response

The Company added pre-launch inventory disclosure to Management’s Discussion and Analysis under the “Critical Accounting Policies and Use of Estimates” section in the Form 10-Q filing for the period ending

March 29, 2008.  The Company will continue to include this disclosure for each future Form 10-K or Form 10-Q filing to the extent that significant pre-launch inventories exist at each balance sheet date.  To the extent that significant pre-launch inventories exist, the Company will also describe the remaining shelf life of the pre-launch inventories and its reasoning for why it believes the pre-launch inventories are recoverable in its future disclosures. The proposed disclosures are attached at Appendix E (changes to previously provided disclosures are marked to facilitate the Staff’s review).

•

Discuss in Management’s Discussion and Analysis how you believe the risks and uncertainties surrounding market acceptance of the approved product will factor into realization of the asset given a limited shelf life.

Company’s response

As previously discussed, the Company believes there are typically few risks and uncertainties concerning market acceptance because the brand product has an established demand, and the lower priced generic product may be substituted for the referenced branded product upon FDA approval.  The risks primarily relate to the timing of the FDA approval and related product launch. The Company will disclose this reasoning in future Form 10-K and Form 10-Q filings to the extent that significant pre-launch inventories exist at each balance sheet date.  Further, in situations where the Company is launching a first-to-market generic product, the Company’s ability to sell product with limited shelf life is reasonably certain.  The recoverability of the cost of pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the anticipated product launch, including the Company’s expected number of competitors during the 6-month period subsequent to the anticipated product launch and the related expected demand for lower priced generic product that may be substituted for referenced branded product upon FDA approval.  The Company is currently in the process of completing its analysis on its inventory balance at June 28, 2008 and will make appropriate accounting and disclosures based on expected launch timing in its upcoming Form 10-Q filing on or about August 7, 2008.

We respectfully refer the Staff to Appendix E for proposed disclosure for future Form 10K and Form 10Q filings (changes to previously provided disclosures are marked to facilitate the Staff’s review).

Item 15. (a)(3) Exhibits, page 56

4.

We note that you disclose several significant agreements to your company’s business in Notes 11 and 12 to your Notes to Consolidated Financial Statements but have not filed those agreements as exhibits.  Please supplementally explain to us why these contracts have not been included as exhibits or amend to include the following agreements as exhibits.

•

Distribution agreement with AstraZeneca LP in relation to Metoprolol Succinate

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Distribution agreement with Ivax Corporation in relation to the rights for antibiotics amoxicillin/clavulanate potassium and amoxicillin

•

Supply and distribution agreement with GlaxoSmithKline plc in relation to Fluticasone

Company’s response

The distribution agreements with AstraZeneca LP in relation to metoprolol succinate, with GlaxoSmithKline in relation to fluticasone, and with Ivax Corporation in relation to amoxicillin products, are not material contracts required to be filed under Item 601(b)(10)(ii)(B).  These are product distribution and supply agreements that ordinarily accompany the kind of business conducted by the Company and its subsidiaries.  Under Item 601(b)(10)(ii), such agreements are deemed to have been made in the ordinary course of business.

When these agreements were initially entered into, they were contingent agreements that might never have resulted in any product sales.  Therefore, none of the agreements was a contract upon which the Company’s business was substantially dependent under Item 601(b)(10)(ii)(B).  Furthermore, these agreements do not fall within the exception of Item 601(b)(10)(ii)(B) because they are not contracts “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of the registrant’s products.”  The nature of the generic pharmaceutical industry is such that a new product launch may contribute a considerable portion to the registrant’s net sales and/or gross margin for a limited period of time, generally during the 180-day exclusivity period, after which generic competition drives down the sales and/or margin of such product, and another product replaces it as the highest revenue generator.  While, in hindsight, any one such product may have made a considerable contribution to the registrant’s net sales and/or gross margin for a limited period, such agreements are not continuing contracts to sell the major part of the registrant’s products.  Therefore, these agreements do not constitute material contracts under Item 601(b)(10)(ii)(B).

As requested in the comment letter, the Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or further comments, please do not hesitate to contact me at (201) 802 - 4605 or via facsimile at (201) 802 - 4108.

Sincerely,

/s/ Veronica Lubatkin

Veronica A Lubatkin

Executive Vice President and Chief Financial Officer

Copies to:

Thomas Haughey, Esq.

Whitney J. Smith, Esq.

Appendix A

Form 10-Q

Proposed Draft Disclosure

Management’s Discussion and Analysis and Accounts Receivable Note

	For the three months ended March 29, 2008
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	(Provision) reversal recorded for prior period sales		Credits processed	Ending balance
Chargebacks	$ (46,006)	$ (107,639)	$ (539)		$ 110,197	$ (43,987)
Rebates and incentive programs	(42,859)	(24,207)	(1,571)	(a)	35,678	(32,959)
Returns	(47,102)	(4,904)	4,293	(b)	7,220	(40,493)
Cash discounts and other	(16,158)	(12,274)	349		12,321	(15,762)
Total	$ (152,125)	$ (149,024)	$ 2,532		$ 165,416	$ (133,201)
Accrued liabilities	$ (17,684)	$ (7,361)	$ 805		$ 536	$ (23,704)

(a) The changes in accounts receivable reserves recorded for prior period sales related to Rebates and Incentives programs principally comprised of the finalization of contract negotiations with a certain customer that resulted in an adjustment to our fourth quarter 2007 sales to that customer.

(b) The changes in accounts receivable reserves recorded for prior period sales related to Returns principally comprised of the successful resolution in the quarter ended March 29, 2008 of a customer dispute over invalid customer deductions taken in prior periods, and an update to management’s prior period returns estimates relating to the loss of a customer for a certain generic product and branded products based on new returns information that became available during the quarter ended March 29, 2008.

Appendix B

Form 10-K

Proposed Draft Disclosure

Management’s Discussion and Analysis and Accounts Receivable Note

	For the year ended December 31, 2006
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	(Provision) reversal recorded for prior period sales		Credits processed	Ending balance
Chargebacks	$ (102,256)	$ (339,711)	$ -		$ 390,076	$ (51,891)
Rebates and incentive programs	(50,991)	(201,993)	-		167,096	(85,888)
Returns	(32,893)	(36,609)	(7,686)	(a)	34,283	(42,905)
Cash discounts and other	(15,333)	(48,734)	-		46,029	(18,038)
Total	$ (201,473)	$ (627,047)	$ (7,686)		$ 637,484	$ (198,722)
Accrued liabilities	$ (9,040)	$ (19,528)	$ 82		$ 18,074	$ (10,412)

(a) The changes in accounts receivable reserves recorded for prior period sales related to Returns principally comprised of specific return of products triggered by the loss of customers based upon competitive pricing pressures that resulted in an adjustment to previous sales, and the concession of a customer dispute related to invalid deductions for returns that resulted in an adjustment to previous sales.

Appendix C

Form 10-K

Proposed Draft Disclosure

Accounts Receivable Note

Allowance for doubtful accounts	Year Ended
	December 31, 2007	December 31, 2006		December 31, 2005
Balance at beginning of period	$ (2,465)	$ (1,847)		$ (1,847)
Additions – charge to expense	-	(10,458)	(b)	-
Adjustments and/or deductions	2,445	9,840		-
Balance at end of period	$ (20)	$ (2,465)		$ (1,847)

(b) The Company records estimated customer credits for chargebacks, rebates, product returns, cash discounts and other credits at the time of sale.  Customers often take deductions for these items from their payment of invoices.  The Company validates the customer deductions and for valid deductions a credit is issued.  For invalid deductions the Company pursues collection from its customers.  In the second quarter of 2006, the Company determined that approximately $10.0 million of invalid customer deductions would not be pursued for collection. Accordingly, the related $10.0 million was reserved for in the second quarter of 2006 and subsequently written off.  The determination to no longer pursue collection on these invalid customer deductions was primarily attributable to the delay in assessing the validity of certain customer deductions as a result of material weaknesses in the Company’s internal control over financial reporting that existed in 2005.

Form 10-Q and Form 10-K

Appendix D

Proposed Draft Disclosure

Note X - Inventories:

	June 28,	December 31,
	2008	2007
Raw materials and supplies	$xx,xxx	$22,815
Work-in-process	x,xxx	2,630
Finished goods	xx,xxx	59,442
	$xx,xxx	$84,887

Inventory write-offs were $x.x million and $y.y million for the quarters ended June 28, 2008 and June 30, 2007, respectively.   Inventory write-offs were $x.x million and $y.y million for the year-to-date periods ended June 28, 2008 and June 30, 2007, respectively.

The Company capitalizes inventory costs associated with certain products prior to regulatory approval and product launch (“pre-launch inventories”), based on management's judgment of reasonably certain future commercial use and net realizable value.  The Company could be required to write down previously capitalized costs related to pre-launch inventories upon a change in such judgment, or due to a denial or delay of approval by regulatory bodies, or a delay in commercialization, or other potential factors.  As of June 28, 2008 and December 31, 2007, the Company had inventories related to products that were not yet available to be sold of $X.X million and $6.4 million, respectively.

Pre-Launch Inventories	June 28,	December 31,
(in $millions)	2008	2007
Raw materials and supplies	$x.x	$1.2
Work-in-process	0.x	0.1
Finished goods	x.x	5.1
	$x.x	$6.4

Of these balances, one specific partnered product accounted for $Z.Z million and $5.1 million at June 28, 2008 and December 31, 2007, respectively.  Should the launch of this specific partnered product, currently anticipated for the xxxx quarter of 200x, be delayed, inventory write-offs may occur to the extent the Company is unable to recover the carrying value of such inventory.  The remaining balance in each period was comprised of several other pre-launch products for which regulatory approval has been applied for but not yet received.  None of these other pre-launch products accounted for more than 1% of the total inventory balance at June 28, 2008 and December 31, 2007, on an individual basis.  Write-offs of pre-launch inventories were $x.x million and $y.y million for the quarters ended June 28, 2008 and June 30, 2007, respectively.   Write-offs of pre-launch inventories were $x.x million and $y.y million for the year-to-date periods ended June 28, 2008 and June 30, 2007, respectively.

Appendix E

Proposed Draft Disclosure

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Inventories:

Inventories are stated at the lower of cost (first-in, first-out basis) or market value.  The Company establishes reserves for its inventory to reflect situations in which the cost of the inventory is not expected to be recovered.  In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand, estimated time required to sell such inventory, remaining shelf life and current expected market conditions, including level of competition.  The Company records provisions for inventory to cost of goods sold.

The Company capitalizes costs associated with certain products prior to regulatory approval and product launch (“pre-launch inventories”) when it is reasonably certain that the pre-launch inventories will be saleable, based on management’s judgment of future commercial use and net realizable value.  The Company could be required to expense previously capitalized costs related to pre-launch inventories upon a change in such judgment, due to a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential risk factors.  If these risks were to materialize and the launch of such product were significantly delayed, the Company may have to write-off all or a portion of such pre-launch inventories and such amounts could be material.  As of June 28, 2008, the Company had pre-launch inventories of $X.X million.  Should any launch be delayed inventory write-offs may occur to the extent the Company is unable to recover the full value of its inventory investment.  For the pre-launch inventory, product expiration dates are disbursed over the period from xxxx 200x to xxxx 200x.  The recoverability of the cost of pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of anticipated product launches, including the Company’s expected number of competitors during the 6-month period subsequent to any anticipated product launch.  Further, the Company believes that the inventory balance at June 28, 2008 is recoverable based on anticipated launches and the related expected demand for lower priced generic products that may be substituted for referenced branded products upon FDA approval.